SNIPP INTERACTIVE INC.

SNIPP SHARES QUALITY FOR TRADING ON THE OTCQX MARKETPLACE IN

THE UNITED STATES OF AMERICA

January 5th, 2016

TSX Venture Exchange

Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce that it has qualified for and commenced trading in the US markets, under the ticker “SNIPF”. The Company’s shares have qualified to list on the OTCQX®, the highest tier of the OTC market, exclusively for US and international companies that undergo a rigorous financial and qualitative review. Snipp’s shares will also continue to trade on the TSX Venture Exchange.

"This is a very exciting time in our Company's history,” commented Snipp CEO, Atul Sabharwal. “Over the past year we have seen revenues rise by over four hundred percent, with an increasing roster of new and repeat clients in North America and Europe, and an expanding suite of platform-based products and solutions. We are confident that trading on the OTCQX® will further increase Snipp’s profile with private and institutional investors in the United States, and allow us to access higher levels of capital investment to fuel our growth.”

The OTCQX® Marketplace is for established investor-focused, high growth U.S. and global blue chips, a list that includes adidas AG, Yamaha Corp, Publicis Groupe and Allianz, amongst other world class companies. To qualify for the OTCQX® Marketplace, companies must meet high financial standards, demonstrate compliance with U.S. securities laws, be current in their disclosure, and be sponsored by a professional third-party advisor.

US Investors will be able to find current financial disclosure and Real-Time Level 2 quotes for Snipp on www.otcqx.com and www.otcmarkets.com

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, Ireland, the Middle East and India. The company is publicly listed on the OTCQX markets in the United States of America and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.